UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS

AND UNDERTAKING

A.

Name of issuer or person filing (“Filer”):  Neptune Technologies & Bioressources Inc.

B.

This is [check one]:

[X]

an original filing for the Filer.

[  ]

an amended filing for the Filer.

C.

Identify the filing in conjunction with which this form is being filed:

Name of registrant:

Neptune Technologies & Bioressources Inc.

Form type:

Registration Statement on Form 40-F

File number (if known):

333-●

Filed by:

Neptune Technologies & Bioressources Inc.

Date filed (if filed
concurrently, so indicate):

June 7, 2007

(concurrent with filing of Form 40-F)

D.

The Filer is incorporated or organized under the laws of

Quebec

and has its principal place of business at

2740 Pierre-Péladeau Avenue
Suite H200

Laval, Quebec

Canada H7T 3B3

Telephone:  (450) 687-2262

E.

The Filer designates and appoints CT Corporation System (the “Agent”), located at:

111 Eighth Avenue
New York, NY  10011
Telephone:  (212) 590-9331

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)

any investigation or administrative proceeding conducted by the Commission; and

(b)

any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form 40-F on June 1, 2007 or any purchases or sales of any security in connection therewith.  The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.

The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of securities to which such forms and schedules relate has ceased reporting under the Securities Exchange Act of 1934, as amended. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during such period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.

The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form 40-F, the securities to which the Form 40-F relates and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Laval, Province of Quebec, Canada, this 30th day of May, 2007.

Filer:

Neptune Technologies & Bioressources Inc.        By:     /s/ Henri Harland

                      Name:  Henri Harland

                      Title:    President and

                                           Chief  Executive Officer

This statement has been signed by the following persons in the capacities and on the dates indicated.

CT Corporation System
As agent for Service of Process for
Neptune Technologies & Bioressources Inc.

By:

  /s/ Hillary England

Name:

Hillary England

Title:

Assistant Secretary

Date:       May 30, 2007